[COMPANY LOGO]


                                                                  August 1, 2006

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:        Christine Adams - Staff Accountant
                  Carlos Pacho - Senior Assistant Chief Accountant
                  Larry Spirgel - Assistant Director

       Re:        ROO Group, Inc.
                  Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed April 17, 2006

                  Form 10-Q for the Fiscal Quarter Ended March 31, 2006 File No. 0-25659

Ladies and Gentlemen:

         We are counsel to ROO Group, Inc. (the "Company"). On behalf of the Company we hereby advise you that the Company is unable, without undue hardship, to respond within 10 business days to the comments of the Commission on the above referenced filings. We are hereby requesting an extension of the date to respond until, on or before August 8, 2006.

         If you have any questions, please contact the undersigned.

                                                  Very truly yours,

                                                  /s/ Marcelle S. Balcombe

                                                  Marcelle S. Balcombe